Exhibit 12.1

bcfw
ratio of earnings to fixed charges footnote
(amounts in thousands)
	29-Jun-05	13-Apr-06				8 months ended
	to April 12, 2006	to June 3, 2006	Fiscal Year Ended			January 30, 2010	Fiscal Year Ended
			2007	2008	2009		2010
Earnings:
Income (Loss) before Provision for Income Taxes	$150,944	$(36,982)	$(72,624)	$(73,794)	$(338,572)	$30,223	$53,128
Plus: Fixed Charges	$42,045	$29,223	$189,226	$183,063	$159,242	$106,766	$130,026

	$192,989	$(7,759)	$116,602	$109,269	$(179,330)	$136,989	$183,154

Fixed Charges:
Gross Interest Expense	$4,609	$18,093	$134,313	$122,684	$92,557	$59,547	$99,309
Amortization of Deferred Debt Charges	$495	$5,283	$10,250	$10,310	$10,335	$8,238	$12,346
Estimate of Interest Expense Within Operating Leases	$36,941	$5,847	$44,663	$50,069	$56,350	$38,981	$18,371

	$42,045	$29,223	$189,226	$183,063	$159,242	$106,766	$130,026

Ratio of Earnings to Fixed Charges	4.6x	*	*	*	*	1.3x	1.4x

* Due to losses for the period April 13, 2006 to June 3, 2006 and the fiscal years ended June 2, 2007, May 31, 2008 and May 30, 2009, the coverage ratio was less than 1:1. BCFWC must generate additional pretax earnings of $ 37.0 million, $ 72.6 million, $73.8 million and $338.6 million respectively to achieve a ratio of 1:1 for the periods.